Exhibit 99.2

Obsidian Energy Appoints Michael Faust as Interim President and Chief Executive Officer

CALGARY, March 7, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced the appointment of Michael J. Faust as interim President and CEO, effective March 18, 2019 for a period of twelve months with an optional six-month extension. Mr. Faust will succeed current President and CEO, David French, who will step down from the Company effective March 29, 2019. Mr. French will not stand for reelection as a director at the Company’s Annual General Meeting.

Mr. Faust has been a member of Obsidian’s Board of Directors (“Board”) since April 6, 2018. He has 35 years’ experience within the oil and gas sector, including diverse geological, geophysical and technical reservoir experience spanning many different basins and formations throughout the world. Mr. Faust previously served as Vice President, Exploration and Land at ConocoPhillips Canada Ltd. and ConocoPhillips Alaska, Inc., prior to his retirement in January 2017.

“Mike’s strong leadership and technical skills will be a great asset as we sharpen our focus on developing Obsidian’s world-class Cardium assets,” said Gord Ritchie, Chair of the Board. “The Board and I are confident that with Mike’s leadership we can make uninterrupted progress on executing our strategic plan for 2019.”

“I have been extremely impressed by Obsidian Energy’s staff as well as their enviable acreage position in the Cardium and believe the drilling results in the back half of 2018 indicate that we are on the right track,” said Mr. Faust. “My goal is to build on that momentum and continue the work of establishing Obsidian as a leading Cardium-focused company with a strong balance sheet and superior growth prospects.”

Mr. Faust has a Master of Arts degree in Geophysics from the University of Texas and a Bachelor of Science degree in Geology from the University of Washington. Mr. Faust is a Certified Petroleum Geologist and a member of the American Association of Petroleum Geologists, and the Society of Exploration Geophysicists.

The Company also announced that it is bringing Development and Operations together under one department lead, Aaron Smith, to further streamline decision-making and enhance efficiencies. Mr. Smith will assume the position of Senior Vice President of Development and Operations. Mr. Smith joined the Company in July 2018 and brings over 20 years of engineering expertise across a broad range of technical and leadership roles. He has played an instrumental role in the recent success of the Company’s drilling program.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com